SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Signing of Agreements – Sale of Thermal Plants

Rio de Janeiro, June 10, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs that on June 9, 2024, together with its subsidiaries Eletronorte and Furnas, it concluded the signing of agreements with the Âmbar Energia S.A. group to:

i.      Sale of the Company's thermoelectric portfolio for a total amount of R$ 4.7 billion, of which R$ 1.2 billion was earn-out;

ii.       Immediate assumption by Âmbar of the credit risk of the energy contracts in this portfolio.

The sale of the assets is the result of a competitive process, with high engagement, which began in July 2023. The result of the process enabled the Company to maximize the valuation of its assets with adequate risk allocation, immediately eliminating the impacts of default related to energy sales contracts.

The perimeter of the transaction includes the Company's last thermoelectric assets in operation, in addition to the reversion rights of the PIEs (Independent Power Producers)¹, with a total installed capacity of 2 GW and an average contracting term of about 2 years (Santa Cruz TPP) and about 6 years (Eletronorte perimeter). The portfolio will be transferred without any debt or cash.

In terms of contribution to consolidated results, the assets recorded net revenue² of R$ 2.4 billion and EBITDA² of R$ 1.1 billion² in 2023.

Assets	Subsidiary	Location	Capacity (MW)	PPAs Deadline
TPP Mauá III	Eletronorte	AM	591 MW	Nov/30
TPP Rio Negro (greenfield)	Eletronorte	AM	188 MW	N.A.
TPP Aparecida	Eletronorte	AM	166 MW	Nov/30
TPP Anamã	Eletronorte	AM	2 MW	Nov/30
TPP Anori	Eletronorte	AM	5 MW	Nov/30
TPP Codajás	Eletronorte	AM	5 MW	Nov/30
TPP Caapiranga	Eletronorte	AM	2 MW	Nov/30
Right of Reversion "PIEs Complex" (Cristiano Rocha TPP; Manauara TPP; Jaraqui TPP; Tambaqui TPP; Ponta Negra TPP)	Eletronorte	AM	600 MW	Nov/30¹ (Reversal in May/25)
UTE Santa Cruz	Furnas	RJ	500 MW	Dec/26
TOTAL			2,059 MW
(1)	Plants controlled by third parties, with a contract for the sale of energy to Eletrobras until May/25, at which time they would revert to the Company's control The deadline for 2030 considers the PPAs of the PIEs after May 2025, not yet signed by Amazonas Energia;
(2)	Management values not audited since the mills do not have stratified financial statements (Complexo PIEs did not contribute to EBTIDA 2023, as they operate in a "pass-through" format until the reversal of the respective ones in May 2025).

At the same time, and in line with the Company's optimization and risk management plan, we announce the signing of two additional agreements with the Âmbar Energia group:

(i)	In the event of a subsequent transaction involving the transfer of control of the distributor, counterpart to the energy contracts of the thermoelectric assets, Eletrobras will assign all the credits against the distributor to Âmbar. On the other hand, the Company will have a purchase option, enabling the capture of the economic benefit resulting from the distributor's operational and financial recovery.
(ii)	In addition to the relevant fact disclosed on September 8, 2023, the parties agreed to amend the purchase option for the Baleia wind energy complex. The amendment allows the Company to assume the full result of the right to receive the collection action on the insurance indemnity, still under discussion with the insurer.

Transactions are subject to customary market conditions precedent. The initiatives reinforce the Company's commitment to mitigate operational and financial risks, advance in the optimization of its portfolio and capital allocation. Finally, with this transaction, Eletrobras accelerates the achievement of its Net Zero 2030 goal.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of fact that have occurred in the past, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the SEC. Estimates and projections speak only as of the date on which they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.